Zentek and Triera Biosciences Ltd. Receive $1.1
Million Government of Canada Contract to Test Multivalent Aptamer
Technology

Guelph, ON - November 6, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), announces that its wholly-owned subsidiary Triera Biosciences Ltd. ("Triera") has received a $1.1 million Government of Canada contract to test its multivalent aptamer technology for the rapid drug discovery of therapeutics or prophylactics of highly pathogenic avian influenza ("HPAI") A(H5N1).

Highlights:

  The Government of Canada has identified the life sciences sector as a priority of the Canadian economy and is seeking advanced medical technology solutions to address ongoing challenges
  Triera was awarded a $1.1 million Government of Canada R&D contract through Innovation, Science and Economic Development Canada's ("ISED") Innovative Solutions Canada ("ISC") program: Health Advanced And Emerging Medical Technologies
  Triera's multivalent aptamer technology was selected for its potential to be used as a rapid drug development platform
  Government of Canada testing partners include Health Emergency Readiness Canada ("HERC") within ISED, and Defence Research and Development Canada ("DRDC"), the science and technology organization of the Department of National Defence ("DND")

  The test will help develop a prophylactic and therapeutic for HPAI A(H5N1) following the multivalent aptamer strategy that successfully produced a SARS-CoV-2 aptamer

Triera has proven the capability of the multivalent aptamer platform by developing a universal therapeutic and prophylactic that is effective against all variants of SARS-CoV-2. The contract will allow Triera to prove the capability for developing a lead candidate for HPAI A(H5N1).

HERC is a new federal organization within ISED dedicated to protecting Canadians against future pandemics and delivering on Canada's life sciences and medical countermeasures readiness objectives. HERC will provide a sustained focus on advancing life sciences industrial capabilities and innovation to respond to health threats, building on significant achievements in the sector since 2020, including $2.2B that has been invested under Canada's Biomanufacturing and Life Sciences Strategy.

DRDC is Canada's defence science, technology, and innovation leader. DRDC develops and delivers new technical solutions and advice to the DND, the Canadian Armed Forces, and safety and security communities. This is accomplished by working with partners in industry, academia, other government departments and international allies.

The contract requires Triera to develop a lead candidate for HPAI A(H5N1) within six months of the project initiation. The lead candidate will be tested for its efficacy as a therapeutic and prophylactic along with its safety profile by the Miller Laboratory at McMaster University.

"We are very pleased that our multivalent aptamer platform has been recognized through this ISC Program Testing Stream. We are working with government organizations that understand the significance of our avian flu program and can promote and support further development of our technology. Upon successful completion, Triera will be eligible for further government investment and recognition from Canada and its key allies," said Greg Fenton, CEO of the Company and Triera.

"The potential for an avian influenza pandemic continues to grow and the consequences of a new variant, which would allow human-to-human transmission, could lead to devastating results," Triera's advisor, Dr. Matthew Miller said, "As with national security, the need for an outbreak response must be regarded as a failure to prevent."

About Triera Biosciences Ltd.

Triera holds an exclusive, worldwide royalty bearing license from McMaster University to use and practice all aptamer and DNAzyme uses developed through the collaboration with the Li Lab by McMaster University for the next 20 years. Triera and McMaster's combined expertise and capabilities in aptamer technology offer significant potential to reduce the cost and time required for the development of new treatments.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

Zentek, through its wholly-owned subsidiary Triera Biosciences Ltd., has a global exclusive license to the aptamer-based platform technology developed by McMaster University, which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

The Company is not making any express or implied claims that its aptamer technology has the ability to eliminate, cure or contain the COVID-19 (or SARS-CoV-2 Coronavirus) at this time.

For further information contact:

Dr. Colin van der Kuur

Chief Science Officer

Email: cvanderkuur@triera.ca

Phone:  778-808-6424

To find out more about Zentek, please visit our website at www.zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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